Exhibit 99.83

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS GROWS EYEGLASSES SALES 117% IN Q2, 2011

EXCEEDING $10 MILLION

Vancouver, British Columbia — May 11, 2011 — Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) the world’s largest online retailer of eyeglasses and contact lenses announced today that for the second fiscal quarter ending April 30, 2011, worldwide eyeglasses sales exceeded $10 million, an increase of 117% over Q2 2010, and a sequential increase of 62% over Q1 2011.

In its North American business unit, sales of individual frames grew to approximately 162,000 units in the second quarter of 2011 compared with approximately 48,000 units in the same period in 2010, an increase of 238%. Of the 162,000 units shipped, approximately 28,000 were to returning eyeglasses customers and 134,000 were to new eyeglasses customers.

“Coastal continues to experience robust growth in its eyeglasses category,” stated Roger Hardy, Coastal’s Founder and CEO. “Most encouraging is the large number of returning glasses customers who are driving growth. The value proposition is resonating with customers and beginning to create a strong annuity of repeat order business that will help fund our growth and investment in this very exciting category. ”

Coastal expects to provide full unaudited financials for fiscal Q2, 2011 in early June.

About Coastal Contacts Inc.

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: CoastalContacts.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, Yasuilens.com, Maxlens.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.